Exhibit 1

Fourth-Quarter and Full-Year 2006 Earnings Conference Call

13 February 2007

Speech by President and CEO

Phey Teck-Moh

Good day everyone.

In May last year, four months after I accepted the CEO role, the new PacNet management team announced a five-year strategic plan that aims to triple the Company’s revenue and to transform the business.

The execution of this strategic plan has begun. We have started building capabilities for our future growth and I am pleased to report that we are already seeing results from the initial execution:

•	To begin with, we achieved our fifth straight year of positive net income in 2006. This is on the back of 20 consecutive quarters of profits.

•	Our revenues grew 11% from US$110 million in 2005 to US$123 million, the highest since the Company was established, and the first double-digit revenue growth in three years (since 2002).

•	We grew all our major product lines, with the exception of Dial-up.

•	Our CAPEX increased 20% from US$5 million in 2005 to US$6 million in 2006 as we build our capabilities.

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Anchoring the growth is the higher-margin Corporate Business segment, which grew 24% for the full year, contributing 76% of our total business. In 2005, the Corporate Business formed 68% of our revenues.

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Our IP Services business focus had immediate effect in 2006. It grew more than 63% and now contributes 22% of our business, up from 15% last year. Our plan is to grow IP Services to at least 30% of our business.

•	Our Access services business also experienced good growth, particularly the Leased Line, which grew 34% from last year; and Corporate Broadband, which grew 7%.

In summary, for 2006, our revenues grew 11% to US$123 million. Our net income declined to US$3.8 million from US$7.1 million last year due to various items related to the shareholder issues, as well as significant write-backs of accruals and valuation allowances in the fourth quarter of 2005. Sales productivity grew 16% to US$135K per employee. Tuck Chuen will provide details of these items later on.

Our financial health remained strong as we closed the fiscal year with cash and cash equivalents of US$39 million.

During the year, we also took a major step in actualizing our plan to create a unified data-voice solution offering. We started a concerted effort to build our voice capabilities for the first time and I am pleased that just last month, after a successful technical trial, we launched our PacNet Vocal IP telephony service for the Corporate Business segment. With this, PacNet has now moved beyond just providing data-centric services and is well capable of bundling telephony and data services to offer a more attractive solution for corporates in Asia Pacific.

We also moved closer to the goal of reducing our dependence on the telcos for last-mile access with several achievements in the wireless space. This included the launch of our first commercial wireless service for corporates in Singapore and we have also recently initiated a trial wireless service in the Philippines. As we continue to leverage wireless technologies as alternative for wired last mile, we can improve our quality of service and build customer loyalty.

In 2006, we have begun to build the Support Systems in PacNet’s future operating model. The objectives of this project is to increase the speed of bringing products to market, improve customer satisfaction and deliver greater operating efficiency.

On our regional business, we have enhanced our capabilities, including the strengthening of our core regional IP network. PacNet now boosts a larger geographic coverage, more than double what we had at the start of 2005, including new markets such as China, Korea, Taiwan, Japan, Indonesia, US and Europe for the first time. We are better equipped than ever before to pitch for and service bigger corporate accounts. This is evident in our ability to win more regional accounts, including a three-year million-dollar new business we just secured this month from an international brand management company with presence in 13 countries. I would like to congratulate the team for this great win and encourage our team to increase our ability to serve customers.

These results, among others, reflect PacNet’s progress as we pursue our announced 2010 financial goals. The various shareholder developments have created challenges in assuring our customers of our award-winning customer service; in convincing our employees of the Company’s bright future, and managing the costs impacts of these shareholder activities. They say fire is the test of gold, adversity and of strong man. The events of 2006 have certainly strengthened the management resolve to build a company that is well positioned for the future. We have worked hard to build the capabilities and execute on the programs to transform the Company. Our customers have responded positively. It gives us courage to continue. The management believes that this is the best way to create shareholder value.

2007 will be yet another year of fire. We will strive to execute our strategy. We also expect to put in more resources and investments to create the platform for our growth. We will continue to provide details and report on our progress as we move forward.

I would like to now spend some time on two issues: The situation of the Independent Directors on the Board, and the recently announced pre-conditional voluntary general offer by Connect Holdings Limited, to acquire all the issued ordinary shares in the capital of Pacific Internet. We have received questions from some shareholders. Now let me now take the opportunity to highlight several facts:

On the situation of the Independent Directors on the Board:

•	The Company is on track to fully comply with the various NASDAQ Rules before the 28 February deadline set by NASDAQ. On 30 Jan 2007, our Board announced that it has selected and approved three directors subject to the approval from the IDA. The appointments are subject to and will be effective upon IDA’s approval. With IDA’s approval, we will have three new independent directors on our Board.

On the Pre-Conditional Voluntary General Offer from Connect Holdings:

•	Connect has not made a formal general offer, as its offer will only be made after the waiver or satisfaction of certain pre-conditions set out in its announcement. This includes the approval by the IDA. So far there has been no update by Connect on the approval.

•	The Connect pre-conditional general offer is unsolicited and the Company and its management are not aware of the timing of this offer.

•	If and when a formal Offer is made and posted by Connect, upon the satisfaction of the pre-conditions, the Company will dispatch to shareholders in due course a circular containing the recommendations of the independent directors of the Company in relation to the Offer. This Circular will advise the Shareholders: (i) whether the Independent Directors recommend acceptance or rejection of the Offer or are unable to take a position with respect to the Offer, and (ii) the reasons for the position taken by the Independent Directors with respect to the Offer.

•	The Company will comply with the requirements of the Singapore Code on Takeovers and Mergers, including the appointment of an independent financial advisor.

As you can see, we have to date and will continue to put in place a transparent process for the evaluation of any offer that may materialize. Please be assured that the Company will take all the necessary actions in the event of a formal Offer required under the Singapore Code on Takeovers and Mergers.

In the meantime, we advise shareholders to exercise caution when dealing in their shares or otherwise taking any action in relation to their shares, which may be prejudicial to their interests.

In conclusion, let me say that my mandate as CEO is to work diligently on behalf of our customers and shareholders, successfully grow the Company and to maximize shareholder value. The management strives to carry out its duties to the highest levels of ethics and corporate governance. In spite of the past and present events, we have placed shareholders and customers at the center of our considerations, and maintain a normal course of business. Please continue to give us your support.

I would like to now turn the call over to Tuck Chuen, our CFO, to discuss in more detail the financial performance in the fourth-quarter.

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Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:

•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Cautionary Statement

PacNet notes that no offer has been made by Connect Holdings Limited. If and when an offer is made, a circular (“Circular”) containing, inter alia, the recommendation of the independent directors of the PacNet in relation to the Offer will be dispatched to Shareholders in due course. Shareholders are advised to read the Circular, PacNet’s Recommendation Statement and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular, PacNet’s Recommendation Statement and other documents that PacNet intends to file with the U.S. Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov if an offer is made.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this document are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.